EXHIBIT 99.2

CANAGOLD RESOURCES LTD.

Second Quarter Report

Condensed Consolidated Interim Financial Statements

(expressed in United States dollars)

Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

Notice of No Auditor Review of

Unaudited Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2024

In accordance with National Instrument 51-102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these unaudited condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the unaudited condensed consolidated interim financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of Canagold Resources Ltd. (the “Company”) for the three and six months ended June 30, 2024 (the “Financial Statements”) have been prepared by and are the responsibility of the Company’s management, and have not been reviewed by the Company’s auditors.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with International Accounting Standards 34 (“IAS 34”) and International Financial Reporting Standards (“IFRS”).

CANAGOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Financial Position (Unaudited – Prepared by Management) (expressed in thousands of United States dollars)

		June 30,	December 31,
	Notes	2024	2023

ASSETS

CURRENT ASSETS
Cash		$3,408	$2,811
Marketable securities	6	1,090	1,534
Receivables and prepaids	15(d)	1,023	924
Total Current Assets		5,521	5,269

NON-CURRENT ASSETS
Mineral property interests	7	29,120	27,508
Mineral property deposits		146	152
Equipment	8	247	297
Total Non-Current Assets		29,513	27,957
Total Assets		$35,034	$33,226

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	12	$1,256	$652
Flow through shares premium liability	9(a)	168	-
Lease liability, current	9(c)	62	62
Total Current Liabilities		1,486	714

LONG TERM LIABILITIES		-	-
Deferred compensation liability		292	244
Lease Liability, Long term	9(c)	121	153
Deferred income tax liability	15	1,330	1,377
Total Long Term Liabilities		1,743	1,774
Total Liabilities		3,229	2,488

SHAREHOLDERS' EQUITY
Share capital	10(b)	91,704	88,768
Reserve for share-based payments		542	656
Accumulated other comprehensive loss		(4,166)	(3,170)
Deficit		(56,275)	(55,516)
Total Shareholders' Equity		31,805	30,738
Total Liabilities and Shareholders' Equity		$35,034	$33,226

Nature of operations and going concern (Note 1)

Commitments (Note 14)

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Approved on behalf of the Board:

/s/ Sofia Bianchi	/s/ Andrew Trow
Director	Director

Canagold Resources Ltd.	Page 3

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Comprehensive Income (Loss)

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2024	2023	2024	2023

Expenses:
Amortization	8	$21	$21	$41	$41
Corporate development		20	61	65	134
Employee and director remuneration	12	129	243	273	390
General and administrative	11	86	86	182	202
Share-based payments	10(c)and12	48	-	109

Operating loss		(304)	(411)	(670)	(767)

Interest income		37	17	59	26
Change in fair value of marketable securities	6	(485)	(96)	(233)	(35)
Interest and finance charges	9(c)	(4)	(17)	(7)	(22)
Flow through shares premium recovery	9(a)	90	-	90	-
Foreign exchange gain		17	(67)	49	(29)

Net loss before income tax		(649)	(575)	(713)	(827)
Income tax	15	(37)	-	(37)	-

Net loss for the period		(686)	(575)	(750)	827

Other comprehensive income (loss):
Items that will not be reclassified into profit or loss:
Foreign currency translation adjustment		(307)	858	(996)	938

Comprehensive income (loss) for the period		$(993)	$283	$(1,746)	$111

Basic and diluted loss per share		$-	$-	$-	$(0.01)

Weighted average number of shares outstanding		173,911,635	136,889,394	166,157,535	136,889,394

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Canagold Resources Ltd.	Page 4

CANAGOLD RESOURCES LTD.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – Prepared by Management)

(expressed in thousands of United States dollars, except per share amounts)

				Accumulated
	Share Capital		Reserve for	Other
	Number of		Share-Based	Comprehensive
	Shares	Amount	Payments	Income (Loss)	Deficit	Total

Balance, December 31, 2022	136,889,394	$85,465	$815	$(3,990)	$(52,777)	$29,513
Private placement	21,000,000	3,315	-	-	-	3,315
Share issue expenses	-	(12)	-	-	-	(12)
Reserve for share-based payments	-	-	152	-	-	152
Cancellation and expiration of stock options	-	-	(311)	-	311	-
Comprehensive loss for the year	-	-	-	820	(3,050)	(2,230)
Balance, December 31, 2023	157,889,394	88,768	656	(3,170)	(55,516)	30,738
Private placement	15,700,000	2,781	-	-	-	2,781
Conversion of RSUs to shares	906,302	165	(150)	-	(15)	-
Share issuance expense	-	(10)	-	-	-	(10)
Reserve for share based payments	-	-	42	-	-	42
Expiration of stock options	-	-	(6)	-	6	-
Comprehensive income (loss) for the period	-	-		(996)	(750)	(1,745)
Balance, June 30, 2024	174,495,696	$91,704	$542	$(4,166)	$(56,275)	$31,805

Balance, December 31, 2022	136,889,394	$85,465	$815	$(3,990)	$(52,777)	$29,513
Cancellation and expirations of stock options	-	-	(129)	-	129	-
Comprehensive income (loss) for the period		-		938	(827)	111
Balance, June 30, 2023	136,889,394	$85,465	$686	$(3,052)	$(53,604)	$29,624

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Canagold Resources Ltd.	Page 5

CANAGOLD RESOURCES LTD. Condensed Consolidated Interim Statements of Cash Flows (Unaudited – Prepared by Management) (expressed in thousands of United States dollars)

	Three Months ended June 30,		Six Months ended June 30,
	2024	2023	2024	2023

Cash provided from (used by):

Operations:
Loss for the period	$(686)	$(575)	$(750)	$(827)
Items not involving cash:
Accrued interest	4	18	7	22
Amortization	21	21	41	41
Share-based payments	48	-	109	-
Recovery of flow through shares premium liability	(90)	-	(90)	-
Change in fair value of marketable securities	485	(203)	233	142
	(218)	(457)	(452)	(622)
Changes in non-cash working capital items:
Receivables and prepaids	(125)	229	(99)	186
Accounts payable and accrued liabilities	804	(221)	604	(672)
Cash used by operating activities	461	(448)	53	(1,108)

Financing:
Issuance of common shares, net of share issuance costs	-	-	3,031	-
Lease payments	(16)	(15)	(31)	(31)
Cash provided from (used by) financing activities	(16)	(15)	3,000	(31)

Investing:
Proceeds from disposition of marketable securities	163	-	163	123
Acquisition of equipment	-	(3)	-	(3)
Mineral properties deposits	-	1	-	(48)
Mineral property interests, net of recoveries	(2,101)	(920)	(2,519)	(1,748)
Cash used by investing activities	(1,938)	(922)	(2,356)	(1,676)

Unrealized foreign exchange gain (loss) on cash	(50)	52	(100)	53

Increase (decrease) in cash	(1,543)	(1,332)	597	(2,761)
Cash, beginning of period	4,951	2,396	2,811	3,825

Cash, end of period	$3,408	$1,064	$3,408	$1,064

Income tax paid	$37	-	$37	-
Interest paid	$-	-	-	-

Refer to the accompanying notes to the condensed consolidated interim financial statements.

Canagold Resources Ltd.	Page 6

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

1. Nature of Operations and Going Concern

Canagold Resources Ltd. (the “Company”), a company incorporated under the laws of British Columbia on January 22, 1987, is in the mineral exploration business and has not yet determined whether its mineral property interests contain reserves. The recoverability of amounts capitalized for mineral property interests is dependent upon the existence of reserves in its mineral property interests, the ability of the Company to arrange appropriate financing and receive necessary permitting for the exploration and development of its mineral property interests, and upon future profitable production or proceeds from the disposition thereof. The address of the Company’s registered office is #1500 – 1055 West Georgia Street, Vancouver, BC, Canada, V6E 4N7 and its principal place of business is #1250 – 625 Howe Street, Vancouver, BC, Canada, V6C 2T6.

The Company has no operating revenues, has incurred a significant net loss of $750,000 for the six months ended June 30, 2024 (June 39, 2023 - $827,000) and has a deficit of $56.3 million as at June 30, 2024 (December 31, 2023 - $55.5 million). In addition, the Company has negative cash flows from operations. These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes the realization of assets and repayment of liabilities in the normal course of business. The Company’s ability to continue as a going concern is dependent on the ability of the Company to raise debt or equity financings, and the attainment of profitable operations. Management continues to find opportunities to raise the necessary capital to meet its planned business objectives and continues to seek financing opportunities. There can be no assurance that management’s plans will be successful. These matters indicate the existence of material uncertainties that cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern, and such adjustments could be material.

2. Basis of Presentation

(a) Statement of compliance:

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and the interpretations of the International Financial Reporting Standards Interpretations Committee. These unaudited condensed consolidated interim financial statements do not include all of the information and disclosures required for full and complete annual financial statements, and accordingly should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2023. The Company has consistently applied the same accounting policies for all periods as presented. Certain of the prior periods’ comparative figures may have been reclassified to conform to the presentation adopted in the current period.

(b) Approval of condensed consolidated interim financial statements:

These condensed consolidated interim financial statements were approved by the Company’s Board of Directors on August 12, 2024

Canagold Resources Ltd.	Page 7

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

2. Basis of Presentation (continued)

(c) Basis of presentation:

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value, as disclosed in Note 5. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(d) Functional currency and presentation currency:

The functional currency of the Company and its subsidiaries is the Canadian dollar, and accounts denominated in currencies other than the Canadian dollar have been translated as follows:

•	Monetary assets and liabilities at the exchange rate at the condensed consolidated interim statement of financial position date;
•	Non-monetary assets and liabilities at the historical exchange rates, unless such items are carried at fair value, in which case they are translated at the date when the fair value was determined;
•	Shareholders’ equity items at historical exchange rates; and
•	Revenue and expense items at the rate of exchange on the transaction date.

The Company’s presentation currency is the United States dollar. For presentation purposes, all amounts are translated from the Canadian dollar functional currency to the United States dollar presentation currency for each period. Statement of financial position accounts, with the exception of equity, are translated using the exchange rate at the end of each reporting period, transactions on the statement of comprehensive income (loss) are recorded at the average rate of exchange during the period, and equity accounts are translated using historical actual exchange rates.

Exchange gains and losses arising from translation to the Company’s presentation currency are recorded as cumulative translation adjustment, which is included in accumulated other comprehensive income (loss).

(e) Critical accounting estimates and judgements:

The preparation of the condensed consolidated interim financial statements in accordance with IFRS requires management to make estimates, assumptions and judgements that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated interim financial statements along with the reported amounts of revenues and expenses during the period. Actual results may differ from these estimates and, as such, estimates and judgements and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of management estimates relate to determining the recoverability of mineral property interests and receivables; valuation of certain marketable securities; accrued site remediation; amount of flow-through obligations; recognition of deferred income tax liability; the variables used in the determination of the fair value of stock options granted and finder’s fees warrants issued or modified; and the recoverability of deferred tax assets. While management believes the estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Canagold Resources Ltd.	Page 8

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

2. Basis of Presentation (continued)

(e) Critical accounting estimates and judgements: (continued)

The Company applies judgement in assessing the functional currency of each entity consolidated in these condensed consolidated interim financial statements. The functional currency of the Company and its subsidiaries is determined using the currency of the primary economic environment in which that entity operates.

For right of use assets and lease liability, the Company applies judgement in determining whether the contract contains an identified asset, whether they have the right to control the asset, and the lease term. The lease term is based on considering facts and circumstances, both qualitative and quantitative, that can create an economic incentive to exercise renewal options. Management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not to exercise a termination option.

The Company applies judgement in assessing whether material uncertainties exist that would cast substantial doubt as to whether the Company could continue as a going concern.

The Company is required to spend proceeds received from the issuance of flow-through shares on qualifying resources expenditures. Differences in judgement between management and regulatory authorities with respect to qualified expenditures may result in disallowed expenditures by the tax authorities. Any amount disallowed may result in the Company’s required expenditures not being fulfilled.

At the end of each reporting period, the Company assesses each of its mineral resource properties to determine whether any indication of impairment exists. Judgement is required in determining whether indicators of impairment exist, including factors such as: the period for which the Company has the right to explore; expected renewals of exploration rights; whether substantive expenditures on further exploration and evaluation of resource properties are budgeted or planned; and results of exploration and evaluation activities on the exploration and evaluation assets.

3. Material Accounting Policies

The accounting policies set out in the audited financial statements for the year ended December 31, 2023 have been applied consistently to all periods presented in these condensed consolidated interim financial statements.

Basis of consolidation:

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries including New Polaris Gold Mines Ltd. (Canada), AIM U.S Holdings Corporation (USA), American Innovative Minerals LLC (“AIM”) (USA), Fondaway LLC (“USA”), and Canarc (Barbados) Mining Ltd (inactive) (Barbados). The financial statements of subsidiaries are included in the consolidated financial statements from the date control commences until the date control ceases. All significant intercompany transactions and balances are eliminated on consolidation.

Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Canagold Resources Ltd.	Page 9

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

4. Management of Capital

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its mineral property interests contain reserves of ore and currently has not earned any revenues from its mineral property interests and, therefore, does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital and proceeds from debt. The Company has generated cash inflows from the disposition of marketable securities. The Company is not subject to any externally imposed capital requirements.

The Company defines its capital as debt and share capital. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activities.

The Company has in the past invested its capital in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short-term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will be able to continue this financing in the future. The Company will continue to rely on debt and equity financings to meet its commitments as they become due, to continue exploration work on its mineral property interests, and to meet its administrative overhead costs for the coming periods.

There were no changes in the Company’s approach to capital management during the six months ended June 30, 2024.

The Company has classified its financial instruments under IFRS 9 Financial Instruments (“IFRS 9”) as follows:

IFRS 9
Financial Assets
Cash	Amortized Cost
Marketable securities	FVTPL
Receivables	Amortized cost

Financial Liability
Accounts payable and accrued liabilities	Amortized cost
Lease liability	Amortized cost

Canagold Resources Ltd.	Page 10

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

5. Management of Financial Risk

The fair values of the Company’s receivables and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  Cash and certain marketable securities are measured at fair values using Level 1 inputs.  Other marketable securities are measured using Level 3 of the fair value hierarchy.  Deferred royalty and lease liabilities are measured using Level 2 inputs.

The Company is exposed in varying degrees to a variety of financial instrument related risks, including credit risk, liquidity risk and market risk which includes foreign currency risk, interest rate risk and other price risk.  The types of risk exposure and the way in which such exposure is managed are provided as follows.

(a) Credit risk:

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations.

The Company's credit risk is primarily attributable to its liquid financial assets including cash. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash with high-credit quality Canadian financial institutions.

To reduce credit risk, the Company regularly reviews the collectability of its amounts receivable, which may include amounts receivable from certain related parties, and records an expected credit loss based on its best estimate of potentially uncollectible amounts. Management believes that the credit risk with respect to these financial instruments is remote.

The financial instruments that potentially subject the Company to credit risk comprise investments, cash and cash equivalents and certain amounts receivable, the carrying value of which represents the Company’s maximum exposure to credit risk.

(b) Liquidity risk (Note 1):

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's holdings of cash and its ability to raise equity financings.  As at June 30, 2024, the Company had a working capital (current assets less current liabilities) of $4 million (December 31, 2023 – $4.6 million).  The Company has sufficient funding to meet its short-term liabilities and administrative overhead costs, and to maintain its mineral property interests in 2024.

Canagold Resources Ltd.	Page 11

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

5. Management of Financial Risk (continued)

(b) Liquidity risk

The following schedule provides the contractual obligations related to the lease liability payments  as at June 30, 2024:

	(CAD$000)
		Less than			After
	Total	1 year	1-3 years	3-5 years	5 years

Basic office lease	$278	$85	$178	$15	$-

Sunday, June 30, 2024	$278	$85	$178	$15	$-

Accounts payable and accrued liabilities are due in less than 90 days.

(c) Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk and other price risk.

(i) Foreign currency risk:

Certain of the Company’s mineral property interests and operations are in Canada. Most of its operating expenses are incurred in Canadian dollars. Fluctuations in the Canadian dollar would affect the Company’s condensed consolidated interim statements of comprehensive income (loss) as its functional currency is the Canadian dollar, and fluctuations in the U.S. dollar would impact its cumulative translation adjustment as its condensed consolidated interim financial statements are presented in U.S. dollars.

The Company is exposed to currency risk for its U.S. dollar equivalent of assets and liabilities denominated in currencies other than U.S. dollars as follows:

	Stated in U.S. Dollars
	(Held in Canadian Dollars)
	June 30,	December 31,
	2024	2023

Cash	$3,408	$2,811
Marketable securities	1,090	1,534
Receivables and prepaids	1,023	924
Accounts payable and accrued liabilities	(1,256)	(652)
Deferred compensation liability	(292)	(244)
Lease liability	(183)	(215)

Net financial assets (liabilities)	$3,790	$4,158

Based upon the above net exposure as at June 30, 2024 and assuming all other variables remain constant, a 10% (December 31, 2023 – 10%) depreciation or appreciation of the U.S. dollar relative to the Canadian dollar could result in a decrease (increase) of approximately $379,000 (December 31, 2023 - $416,000) in the cumulative translation adjustment in the Company’s shareholders’ equity.

Canagold Resources Ltd.	Page 12

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

5. Management of Financial Risk (continued)

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

(c) Market risk: (continued)

(ii) Interest rate risk:

In respect of financial assets, the Company's policy is to invest excess cash at floating rates of interest in cash equivalents, in order to maintain liquidity, while achieving a satisfactory return. Fluctuations in interest rates impact on the value of cash equivalents. The Company’s investments in guaranteed investment certificates bear a fixed rate and are cashable at any time prior to maturity date. Interest rate risk is not significant to the Company as it has no interest bearing debt at period-end.

 (iii) Other price risk:

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices.

The Company’s other price risk includes equity price risk, whereby investment in marketable securities are held for trading financial assets with fluctuations in quoted market prices recorded at FVTPL. There is no separately quoted market value for the Company’s investments in the shares of certain strategic investments.

As certain of the Company’s marketable securities are carried at market value and are directly affected by fluctuations in value of the underlying securities, the Company considers its financial performance and cash flows could be materially affected by such changes in the future value of the Company’s marketable securities. Based upon the net exposure as at June 30, 2024 and assuming all other variables remain constant, a net increase or decrease of 10% (December 31, 2023 - 10%) in the market prices of the underlying securities would increase or decrease respectively net (loss) income by $109,000 (December 31, 2023 - $153,000).

Canagold Resources Ltd.	Page 13

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

6. Marketable Securities

	June 30,	December 31,
	2024	2023

Balance, begin of period	$1,534	$855
Fair value of marketable securities received from options on mineral property interests	-	1,192
Proceeds from disposition of marketable securities at fair value	(163)	(159)
Change in fair value of marketable securities	(233)	(364)
Foreign currency translation adjustment	(48)	10
Balance, end of period	$1,090	$1,534

7. Mineral Property Interests

	Canada		USA
	British Columbia		Nevada
	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Note 7(b)(ii))

Acquisition Costs:

Balance, December 31, 2023	$3,927	$-	$-	$-	$3,927
Additions	12	-	-	-	$12
Foreign currency translation adjustment	(7)	-	-	-	$(7)
Balance, June 30, 2024	3,932	-	-	-	3,932

Deferred Exploration Expenditures:

Balance, December 31, 2023	23,581	-	-	-	23,581
Additions:
Exploration:
Assays and sampling	10	-	-	-	10
Community and social	76	-	-	-	76
Camp supplies	106
Drilling	472
Environmental	297	-	-	-	297
Feasibility	678	-	-	-	678
General, administrative, sundry	32	-	-	-	32
Labour	106
Machinery and equipment	47	-	-	-	47
Metallurgy	17	-	-	-	17
Rental and storage	43	-	-	-	43
Royalties	2	-	-	-	2
Salaries	282	-	-	-	282
Transportation and travel	339	-	-	-	339
Foreign currency translation adjustment	(901)	-	-	-	(901)
Balance, June 30, 2024	25,188	-	-	-	25,188

Mineral property interests:
Balance, June 30, 2024	$29,120	$-	$-	$-	$29,120

Canagold Resources Ltd.	Page 14

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

7. Mineral Property Interests (continued)

	Canada		USA

	British Columbia		Nevada

	New Polaris	Windfall Hills	Fondaway Canyon	Corral Canyon	Total
	(Note 7(a)(i))	(Note 7(a)(ii))	(Notes 7(b)(i))	(Notes 7(b)(ii))
Acquisition Costs:
Balance, December 31, 2022	$3,910	$348	$655	$23	$4,936
Acquisition	12	-	-	-	12
Recoveries	-	-	-	-	-
Sale of investment	-	-	(655)	-	(655)
Foreign currency translation adjustment	5	-	-	-	5
Write off	-	(348)	-	(23)	(371)
Balance, December 31, 2023	3,927	-	-	-	3,927
Deferred Exploration Expenditures:
Balance, December 31, 2022	18,453	997	1,361	530	21,341
Additions: Exploration:
Assays and sampling	22	-	-	-	22
Community and social	233	-	-	-	233
Drilling	9	-	-	-	9
Environmental	586	-	-	-	586
Feasibility	2,470	-	-	-	2,470
Field, camp, supplies	57	-	-	-	57
General, administrative, sundry	37	-	4	-	41
Legal	38	-	-	-	38
Local labour	16	-	-	-	16
Machinery and equipment	7	-	-	-	7
Metallurgy	318	-	-	-	318
Reclamation	1	-	-	-	1
Rental and storage	22	-	23	1	46
Royalties	11	-	35	-	46
Salaries	428	-	-	-	428
Surface taxes	-	-	-	17	17
Sustainability	16	-	-	-	16
Transportation	254	-	-	-	254
Utilities	5	-	3	-	8
Recoveries	-	-	(65)	(18)	(83)
Sale of investment	-	-	(1,361)	-	(1,361)
Impairment	-	(997)	-	(530)	(1,527)
Foreign currency translation adjustment	598	-	-	-	598
Balance December 31, 2023	23,581	-	-	-	23,581
Mineral property interests:
Balance, December 31, 2023	$27,508	$-	$-	$-	$27,508

Canagold Resources Ltd.	Page 15

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

7. Mineral Property Interests (continued)

(a) Canada:

(i) New Polaris (British Columbia):

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd. Acquisition costs at June 30, 2024 include a reclamation bond for CAD$300,500 (December 31, 2023 – CAD$300,500).

(ii) Windfall Hills (British Columbia):

The Company owns 100% undivided interests in two adjacent gold properties (Uduk Lake and Dunn properties) located in British Columbia. The Uduk Lake properties are subject to a 1.5% NSR production royalty that can be purchased for CAD$1 million and another 3% NSR production royalty. The Dunn properties are subject to a 2% NSR royalty which can be reduced to 1% NSR royalty for $500,000. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

(iii) Princeton (British Columbia):

In December 2018 and then as amended in June 2019, the Company entered into a property option agreement jointly with Universal Copper Ltd. (formerly, Tasca Resources Ltd.) (“Universal”) and an individual. In October 2020, the Company assigned its interest in the property option agreement for the Princeton property to Damara Gold Corp. (“Damara”). Pursuant to the assignment, Damara issued 9.9% of its outstanding common shares to the Company on closing of the assignment at a fair value of $228,500. After reducing the carrying value of the property to $Nil by recording a $228,000 recovery to the mineral property, the Company recorded mineral property option income of $500 for the year ended December 31, 2020. Subject to the exercise of the option by December 31, 2021, the Company’s aggregate ownership in the capital of Damara shall increase to 19.9% which Damara did exercise by the issuance of 9.8 million Damara shares to the Company at a fair value of $588,800 which was recorded as mineral property option income for the year ended December 31, 2021.

Canagold Resources Ltd.	Page 16

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

7. Mineral Property Interests (continued)

(b) United States:

(i) Fondaway Canyon (Nevada):

On March 20, 2017, the Company closed the Membership Interest Purchase Agreement with AIM (the “Membership Agreement”) whereby the Company acquired 100% legal and beneficial interests in mineral properties located in Nevada, Idaho and Utah (USA) for a total cash purchase price of $2 million in cash and honouring pre-existing NSRs. Certain of the mineral properties are subject to royalties. For the Fondaway Canyon project, it bears both a 3% NSR and a 2% NSR. The 3% NSR has a buyout provision for an original amount of $600,000 which is subject to advance royalty payments of $35,000 per year by July 15th of each year until a gross total of $600,000 has been paid at which time the NSR is bought out. A balance of $425,000 with a fair value of $183,000 was outstanding upon the closing of the Membership Agreement; a balance of $Nil remains payable as at Dec 31, 2023. The 2% NSR has a buyout provision of either $2 million in cash or 19.99% interest of a public entity which owns AIM if AIM were to close an initial public offering of at least $5 million.

On October 16, 2019, the Company signed a binding Letter Agreement with Getchell Gold Corp. (“Getchell”) which was later superseded by the Option Agreement for the Acquisition of Fondaway Canyon and Dixie Comstock Properties on January 3, 2020, whereby Getchell has an option for 4 years to acquire 100% of the Fondaway Canyon and Dixie Comstock properties located in Churchill County, Nevada (both subject to a 2% NSR) for $4 million in total compensation to the Company, comprised of $2 million in cash and $2 million in shares of Getchell. Payment terms by Getchell are as follows:

	Cash		US$ equivalent in Getchell Shares
At signing of agreement	$100	(received in 2020)	$100	(received in 2020 with fair value of $104,600)
1st anniversary	100	(received in 2020)	200	(received in 2020 with fair value of $208,400)
2nd anniversary	100	(received in 2021)	300	(received in 2021 with fair value of $259,000)
3rd anniversary	100	(received in 2022)	400	(received in 2022 with fair value of $376,000)
4th anniversary	1,600	(received in 2023)	1,000	(received in 2023 with fair value of $1,192,000)
	$2,000		$2,000

The option includes minimum annual work commitments of $1.45 million on the properties.  Getchell must also honor the pre-existing NSR and advance royalty commitments related to the properties, and grant the Company a 2% NSR on the Fondaway Canyon and Dixie Comstock properties of which half (1%) can be bought for $1 million per property.

On December 29, 2023, Getchell exercised the option to acquire the Fondaway Cannyon and Dixie Comstock. The Company recorded a gain of $738,000 in the 2023 Consolidated statement of comprehensive loss.

Canagold Resources Ltd.	Page 17

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

7. Mineral Property Interests (continued)

(b) United States: (continued)

(ii) Corral Canyon (Nevada):

In 2018, the Company staked various mining claims in Nevada, USA. During the year ended December 31, 2023, the Company impaired the property to $Nil as the Company currently does not have any planned or budgeted expenditures for the property.

(iii) Silver King (Nevada):

In October 2018, the Company entered into a property option agreement for its Silver King property with Brownstone Ventures (US) Inc. (“Brownstone”) whereby Brownstone has an option to earn a 100% undivided interest by paying $240,000 in cash over a 10 year period with early option exercise payment of $120,000. The Company will retain a 2% NSR of which a 1% NSR can be acquired by Brownstone for $1 million. The Company received $12,000 cash in 2023 (2022 - $12,000) which was recognized as mineral property option income.

(iv) Lightning Tree (Idaho):

On September 10, 2020, the Company entered into an option agreement in the form of a definitive mineral property purchase agreement for its Lightning Tree property located in Lemhi County, Idaho, with Ophir Gold Corp. (“Ophir”), whereby Ophir shall acquire a 100% undivided interest in the property. In order to acquire the property, over a three-year period, Ophir shall pay to the Company a total of CAD$137,500 in cash over a three-year period and issue 2.5 million common shares and 2.5 million warrants over a two-year period, and shall incur aggregate exploration expenditures of at least $4 million over a three-year period. The Company will retain a 2.5% NSR of which a 1% NSR can be acquired by Ophir for CAD$1 million. If Ophir fails to file a NI 43-101 compliant resource on the Lightning Tree property within three years, the property will not be conveyed to Ophir. In August 2022, the Company received CAD$50,000 cash (2021 - CAD$25,000). In 2021 the Company received 1.25 million shares with a fair value of $159,600 and 1.25 million warrants with a fair value of $5,000, all of which were recognized as mineral property option income. In Q3 2023, the Company and Ophir mutually agreed to terminate the September 10, 2020 agreement, and the property was returned to the Company.

(v) Hot Springs Point (Nevada):

In July 2022, the Company entered into a Real Estate Purchase and Sale Agreement for the Hot Springs Point property located in Eureka County, Nevada, with a third party (the “Purchaser”), whereby the Purchaser acquired a 100% interest for $480,000 (received). The Purchaser also grants a 3% NSR to the Company. The entire amount received was recognized in mineral property option income as a gain as Hot Springs book value on acquisition day by the Company was $Nil; Hot Springs being incidental to the Fondaway Canyon property when they were acquired together.

Canagold Resources Ltd.	Page 18

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

7. Mineral Property Interests (continued)

(c) Expenditure options:

As at June 30, 2024 to maintain the Company’s interest and/or to fully exercise the options under various property agreements covering its properties, the Company must make payments as follows:

	Cash	Cash	Annual	Number of
	Payments	Payments	Payments	Shares
	(CADS$000)	(US$000)	(US$000)

New Polaris (Note 7(a)(i)):
Net profit interest reduction or buydown	$-	$-	$-	150,000

Windfall Hills (Note 7(a)(ii)):
Buyout provision for net smelter return of 1.5%	1,000	-	-	-
Reduction of net smelter return of 2% to 1%	-	500	-	-

	$1,000	$500	$-	150,000

These amounts may be reduced in the future as the Company determines which mineral property interests to continue to explore and which to abandon.

(d) Title to mineral property interests:

The Company has diligently investigated rights of ownership of all of its mineral property interests/concessions and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties and concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

(e) Realization of assets:

The Company’s investment in and expenditures on its mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in these assets is dependent on establishing legal ownership of the mineral properties, on the attainment of successful commercial production or from the proceeds of their disposal. The recoverability of the amounts shown for mineral property interests is dependent upon the existence of reserves, the ability of the Company to obtain necessary financing to complete the development of the properties, and upon future profitable production or proceeds from the disposition thereof.

(f) Environmental:

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation of the Company’s operation may cause additional expenses and restrictions.

If the restrictions adversely affect the scope of exploration and development on the mineral properties, the potential for production on the property may be diminished or negated.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its current properties and former properties in which it has previously had an interest. The Company is not aware of any existing environmental problems related to any of its current or former mineral property interests that may result in material liability to the Company.

Canagold Resources Ltd.	Page 19

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

8. Equipment

	Leasehold	Office Furnishings	Right of Use
	Improvements	and Equipment	Asset	Total
Cost:
Balance, December 31, 2022	$116	$61	$271	$448
Acquisitions	-	5	-	5
Foreign currency translation adjustment	3	1	10	14
Balance, December 31, 2023	119	67	281	467
Acquisitions	-	-	-	-
Foreign currency translation adjustment	(4)	(1)	(10)	(15)
Balance, June 30, 2024	115	66	271	452

Accumulated amortization:
Balance, December 31, 2022	8	47	19	74
Amortization	23	11	55	89
Foreign currency translation adjustment	1	3	3	7
Balance, December 31, 2023	32	61	77	170
Amortization	12	2	27	41
Foreign currency translation adjustment	(1)	(2)	(3)	(6)
Balance, June 30, 2024	37	60	101	205

Net book value:
Balance, December 31, 2023	$87	$6	$204	$297
Balance, June 30, 2024	$78	$6	$170	$247

The Company has a lease agreement for its headquarter office space in Vancouver, British Columbia.

9. Liabilities

(a) Flow Through Premium Liability

On October 28, 2021, the Company closed a private placement for 10.6 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$5.3 million. The fair value of the shares was CAD$0.46 per share, resulting in the recognition of a flow through premium liability of CAD$0.04 per share for a total of CAD$425,700.

On December 30, 2021, the Company closed a private placement for 560,000 flow through common shares at CAD$0.50 per share for gross proceeds of CAD$280,000. The fair value of the shares was CAD$0.37 per share, resulting in the recognition of a flow through premium liability of CAD$0.13 per share for a total of CAD$72,800.

On January 19, 2022, the Company closed a private placement for 4.05 million flow through common shares at CAD$0.50 per share for gross proceeds of CAD$2.03 million. The fair value of the shares was CAD$0.39 per share, resulting in the recognition of a flow through premium liability of CAD$0.11 per share for a total of CAD$445,500.

Canagold Resources Ltd.	Page 20

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

9. Liabilities (continued)

(a) Flow Through Premium Liability (continued)

On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at CAD$0.32 per share for gross proceeds of CAD$1.5 million. The fair value of the shares was CAD$0.26 per share, resulting in the recognition of a flow through premium liability of CAD$0.06 per share for a total of CAD$282,000.

On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million. The fair value of the shares on March 28, 2024 was CAD$0.24 per share, resulting in the recognition of a flow through premium liability of CAD$0.0225 per share for a total of CAD$353,250.

Balance, December 31, 2022	$32
Less:
Flow through shares premium recovery	(32)
Balance, December 31, 2023	$-
Add:
Excess of subscription price over fair value of flow through common shares	260
Less:
Flow through shares premium recovery	(90)
Foreign currency translation adjustment	(2)
Balance, June 30, 2024	$168

Canagold Resources Ltd.	Page 21

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

9. Liabilities (continued)

(b) Deferred Royalty Liability

The 3% NSR for the Fondaway Canyon project (Note 7(b)(i)) has a buyout provision for an original amount of $600,000. The buyout amount is subject to advance royalty payments of $35,000 per year by July 15th of each year until the full gross total of $600,000 has been paid. The remaining balance was $425,000 at the closing of the Membership Agreement in March 2017. The $425,000 was discounted to a fair value of $183,000 in 2017 using a discount rate of 18%. The liability is being accreted over time as follows:

 (1) Getchell exercised the option to acquire the Fondaway Canyon property on December 29, 2023. As such, the Company derecognized the deferred royalty liability from its books.

Canagold Resources Ltd.	Page 22

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

9. Liabilities (continued)

(c) Lease Liability

The continuity of the lease liability for the six months ended June 30, 2024 is as follows:

Balance, December 31, 2022	$257
Add:
Interest	16
Foreign currency translation	4
Less:
Payments	(62)

Balance, December 31, 2023	215
Add:
Interest	7
Less:
Payments	(31)
Foreign currency translation	(8)
Balance, June 30, 2024	$183

Current portion	$62
Long term portion	121
Balance, June 30, 2024	$183

(d) Loans Payable

On June 28, 2022, the Company arranged a loan for CAD$25,000 from a company controlled by a former director. The loan bore interest at a rate of 9% per annum, and the entire loan amount of CAD$25,000 was fully repaid on July 14, 2022 along with interest of CAD$99.

On August 15, 2022, the Company entered into a Bridge Loan Agreement with Sun Valley Investments AG (“Sun Valley”), which is currently a 40.06% control person of the Company for CAD$2.5 million bearing an interest rate of 5.5% per annum. The bridge loan was applied as an advance payment for the standby guaranty for the rights offering (Note 10(b)(i)) and extinguished in December 2022 when Sun Valley purchased 20,352,577 common shares. The Company paid Sun Valley a total of CAD$46,336 in interest and a total of CAD$178,085 in fees (accounted as share issuance expense part of the Shareholder Equity) pursuant to the Standby Guaranty Agreement.

Canagold Resources Ltd.	Page 23

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

10. Share Capital

(a) Authorized:

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

(b) Issued:

(i) On May 29, 2024, the Company converted 906.302 vested restricted share units (“RSUs”) into common shares and issued 906,302 common shares to the officers of the Company.

(ii) On March 28, 2024, the Company closed a private placement for 15.7 million flow through common shares at CAD$0.2625 per share for gross proceeds of CAD$4.1 million.

(iii) On July 28, 2023, the Company closed a financing consisting of 21,000,000 shares at CAD $0.21 per share for aggregate gross proceeds of CAD $4.4 million.

(iv) In November 2022, the Company proceeded with a rights offering whereby shareholders of the Company received one right for each common share held. Each two rights entitled holders to subscribe for one common share at a price of CAD$0.175. The Company closed the offering on December 16, 2022 and issued 25.3M common share for total gross proceeds of CAD$4.4 million. The Company also entered into a standby guaranty agreement with Sun Valley whereby Sun Valley shall purchase common shares issuable under the rights offering which remain unsubscribed under the basic subscription privilege and the additional subscription privilege. In August 2022, the Company obtained a bridge loan of CAD$2.5 million from Sun Valley as an advance payment for the standby guaranty (Note 9(d)). Pursuant to the standby guaranty agreement, Canagold issued 20.4M common shares to Sun Valley. From the CAD$3.6 million gross proceeds received from Sun Valley, the Company deducted a total of CAD$2.5 million to pay back and terminate the $2.5M loan provided by Sun Valley in August 2022 plus accrued interest of CAD$46,336, and a total of CAD$178,085 in fees pursuant to the standby guaranty agreement.

(v) On October 19, 2022, the Company closed a private placement for 4.7 million flow through common shares at a price of CAD$0.32 per share for gross proceeds of CAD$1.5 million..

(vi) In December 2021 and January 2022, the Company closed a private placement in two tranches totalling 4.61 million flow through common shares at a price of CAD$0.50 per share for gross proceeds of CAD$2.3 million. On December 30, 2021, the Company closed the first tranche for 560,000 flow through shares for gross proceeds of CAD$280,000. On January 18, 2022, the Company closed the second tranche for 4.05 million flow through shares for gross proceeds of CAD$2.03 million.

(vii)

Canagold Resources Ltd.	Page 24

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

10. Share Capital (continued)

(c) Omnibus incentive plan:

 i) Stock Options: (continued)

The Company has an omnibus incentive compensation plan. Pursuant to the omnibus plan, at June 30, 2024, the Company currently has 7,449.569 shares listed and reserved under the plan for stock option activities, 6,500,000 shares for restricted share units grants, 2,500,000 shares for deferred share units grants and 1,000,000 Shares for performance share units grants. The Plan, together with all security-based compensation arrangements of the Company, has an aggregate maximum number of shares that can be reserved for issuance equal to 10% of the number of shares issued and outstanding, from time to time.

The continuity of outstanding stock options for six months ended June 30, 2024 is as follows:

		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)

Outstanding balance, December 31, 2022	2,235,000	$0.49
Cancelled and expired during 2023	(1,335,000)	$0.49
Outstanding balance, at December 31, 2023	900,000	$0.50
Expired during first six months of 2024	(40,000)	$0.30
Outstanding balance, at June 30, 2024	860,000	$0.51

Exercise price range		$0.50 - $0.52

Canagold Resources Ltd.	Page 25

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

10. Share Capital (continued)

(c) i) Stock option plan: (continued)

The following table summarizes information about stock options exercisable and outstanding at June 30, 2024:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
Exercise	Number	Remaining	Exercise	Number	Remaining	Exercise
Prices	Outstanding at	Contractual Life	Prices	Exercisable at	Contractual Life	Prices
(CAD$)	June 30, 2024	(Number of Years)	(CAD$)	June 30, 2024	(Number of Years)	(CAD$)

$0.50	60,000	1.00	$0.50	60,000	1.00	$0.50
$0.50	300,000	2.00	$0.50	300,000	2.00	$0.50
$0.52	500,000	2.00	$0.52	500,000	2.00	$0.52

	860,000	1.93	$0.50	860,000	1.93	$0.50

No stock options were granted during 2023 and 2024.

ii) Performance share units

No performance share units (PSUs) were granted as of June 30, 2024. Total PSUs available for granting are 1,000,000.

iii) Restricted share units

From the available 6,500,000 RSUs under the Omnibus plan, 1,600,000 RSUs were granted to the officers of the Company during the year ended December 31, 2023. These RSUs vest over a period of two years. For accounting purposes, the Company amortizes the share-based compensation expense on a straight line basis over the vesting period. The Company recognized a share-based compensation expense of $152,069 for the year ended December 31, 2023 (the share price on grant date was $CAD 0.230). For the RSUs vested during the six months ended June 30, 2024, the Company recognized a share-based compensation expense of $45,557. During the six months ended June 30, 2024, a number of 238,776 RSU were cancelled. During the six months ended June 30, 2024, 906,302 RSUs were converted to common shares. As of June 30, 2024, there are 454,922 outstanding RSUs and 6,045,073 RSUs available for granting. No RSUs were granted during the six months ended June 30, 2024.

Canagold Resources Ltd.	Page 26

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

10. Share Capital (continued)

iv) Deferred share units

From the available 2,500,000 deferred share units (“DSUs”) under the Omnibus plan, 1,537,255 DSUs were granted to the directors of the Company during the year ended December 31, 2023. These granted DSUs vested immediately, the Company accounted initially, based on the share price (CAD$ 0.23) of the Company on the grant date, for a share-based compensation expense of $263,000 and a corresponding share-based compensation liability. At year end December 31, 2023, the share-based compensation expense and share-based compensation liability were revalued to $244,000 based on the market value of the Company’s share (CAD$ 0.210). At June 30, 2024, the share-based compensation expense and share-based compensation liability were revalued to $292,000 based on the market value of the Company’s share (CAD$ 0.260) As of June 30, 2024, there are 1,527,255 outstanding DSUs and 926,745 DSUs available for granting. No DSUs were granted during the six months ended June 30, 2024.

(d) Warrants:

At June 30 2024, the Company had no outstanding warrants:

Exercise						Outstanding at
Prices		Outstanding at				December 31, 2023
(CAD$)	Expiry Dates	December 31, 2022	Issued	Exercised	Expired	and June 30, 2024

$0.75	October 28, 2023	638,510	-	-	638,510	-

		638,510	-	-	638,510	-

Canagold Resources Ltd.	Page 27

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

11. General and Administrative

	Six months ended June 30,
	2024	2023

General and Administrative:
Audit	$30	$16
Legal	14	21
Office and sundry	76	84
Regulatory	34	50
Rent	28	31
	$182	$202

12. Related Party Transactions

Key management includes directors (executive and non-executive) and senior management. The compensation paid or payable to key management is disclosed in the table below.

Except as disclosed elsewhere in the condensed consolidated interim financial statements, the Company had the following general and administrative costs with related parties during the six months ended June 30, 2024 and 2023:

			Net balance payable
	Six months ended June 30,		June 30, 2024	December 31,
	2024	2023	2024	2023

Key management compensation:
Executive salaries and remuneration (1)	$409	$342	$-	$-
Directors fees	43	43	21	1
Severance payments	-	134
Share-based payments	109	-	-	-
	$561	$519	$21	$1

(1) Includes key management compensation which is included in employee and director remuneration, mineral property interests, and corporate development.

The above transactions are incurred in the normal course of business.

Canagold Resources Ltd.	Page 28

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

13. Segment Disclosures

The Company has one operating segment, being mineral exploration, with assets located in Canada and the United States, as follows:

	June 30, 2024			December 31, 2023
	Canada	USA	Total	Canada	USA	Total

Mineral property interests	$29,120	$-	$29,120	$27,508	$-	$27,508
Mineral property deposits	146	-	146	152	-	152
Leasehold improvements and equipment	247	-	247	297	-	297

14. Commitments

In February 2017, the Company entered into an office lease arrangement for a term of five years with a commencement date of August 1, 2017 which ended on July 31, 2022.

In January 2022, the Company entered into an office lease arrangement for a term of five years with a commencement date of September 1, 2022. The basic rent per year is CAD$84,700 for years 1 to 2, CAD$87,300 for years 3 to 4, and CAD$89,900 for year 5. As at June 30, 2024, the Company is committed to the following payments for base rent at its corporate head office in Vancouver, BC, as follows:

Amount
(CAD$000)
Year:
2024	$43
2025	$87
2026	$88
2027	$60

$278

15. Taxes

Company is subject to corporate income taxes and other provincial and federal mining and sales taxes. The $1,023,000 receivables amount reported on the Statement of Financial Position of the Company is comprised mainly of taxes receivable from the Canadian tax authorities (federal GST credits and British Columbia mineral tax credits). Although the Company has been successful in the past with applications for these credits, there is a risk that the tax claims may be denied or reduced by the tax authorities. As of June 30, 2024, the Company has a deferred tax liability of $1.3 million, resulted mainly from timing difference between the accounting and tax values of the mineral properties expenditures (see note 15 of the 2023 Audited Financial Statements for more details). During the six months ended June 30, 2024, the Company paid $37,000 in US income taxes resulted from the gain recognized on the sale of the Fondaway property.

Canagold Resources Ltd.	Page 29

CANAGOLD RESOURCES LTD.

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months ended June 30, 2024

(Unaudited – Prepared by Management)

(tabular dollar amounts expressed in thousands of United States dollars, except as otherwise indicated)

HEAD OFFICE	#1250 – 625 Howe Street
Vancouver, BC, Canada, V6C 2T6

	Telephone:	(604) 685-9700
	Facsimile:	(604) 685-9744

	Website:	www.canagoldresources.com

DIRECTORS	Sofia Bianchi
Carmen Letton
Andrew Trow
Kadri Dagdelen
Michael Doyle

OFFICERS	Catalin Kilofliski ~ Chief Executive Officer
Michael Doyle ~ Chief Technical Officer
Garry Biles ~ President and Chief Operating Officer
Knox Henderson – Vice President Corporate Development
Mihai Draguleasa ~ Chief Financial Officer and Corporate Secretary
Colm Keogh ~ Vice President Operations
Chris Pharness ~ Vice President Sustainability and Permitting

REGISTRAR AND TRANSFER AGENT	Computershare Investor Services Inc.
3rd Floor, 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	Davidson & Company
1200-609 Granville Street
Vancouver, BC, Canada, V7Y 1G6

SOLICITORS AND REGISTERED OFFICE	McMillan LLP
#1500 – 1055 West Georgia Street
Vancouver, BC, Canada, V6E 4N7

SHARES LISTED	Trading Symbols
	TSX:	CCM
	OTC-QB:	CRCUF
	DBFrankfurt:	CAN

Canagold Resources Ltd.	Page 30